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                     VocalTec Receives Nasdaq Notification


HERZLIA, Israel, August 18, 2005 - VocalTec Communications Ltd. (NASDAQ:VOCL) ("VocalTec") announced today that it has received notice from The Nasdaq Stock Market that the company is not in compliance with Marketplace Rule 4320(c)(2)(B), which requires the company to have a minimum $2,500,000 in stockholders' equity or $35,000,000 market value of listed securities, or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years. According to the notice, Nasdaq is reviewing the company's eligibility for continued listing on The Nasdaq SmallCap Market.

The Company has been requested to provide Nasdaq by August 26, 2005 the company's plan to achieve and sustain compliance with all Nasdaq SmallCap Market listing requirements. If following review of such plan Nasdaq determines that the company's plan is inadequate, Nasdaq will provide written notification that the company's securities will be delisted. The Company may appeal Nasdaq's decision to a Nasdaq Listing Qualifications Panel. The Company is considering its alternatives, including quotation on the OTC Bulletin Board.


About VocalTec
VocalTec Communications Ltd. (VocalTec) is a telecom equipment provider offering next generation network (NGN) VoIP carrier class call control and hosted telephony platforms. Our customer base spans more than 100 countries and includes Deutsche Telekom, Intelcom San Marino (subsidiary of Telecom Italia Sparkle), RomTelecom and Hanoi Telecom. The company's flagship Essentra(R) Softswitch Platform offers carriers a rich set of residential and enterprise telephony services, supporting both legacy and advanced IP based multimedia devices. VocalTec's products provide carriers with call control, interface to legacy telephone systems as well as peering with other NGN. Being first to the VoIP market, VocalTec continues to offer most innovative and advanced telecommunication solutions for carriers and service providers who migrate from legacy TDM to NGN.

Learn more about our products and solutions at http://www.vocaltec.com.

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd.
Other trademarks are the property of their respective holders. Certain statements contained in this release may contain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations of VocalTec Communications' management and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include


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information with respect to plans, projections or the future performance of
VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


Contacts:

VocalTec Communications Ltd.
Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
 (Israel) +972-9-9707885
carmen@vocaltec.com